SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Rice Energy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

762760106

(CUSIP Number)

Daniel J. Rice IV

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Tel: (724) 746-6720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762760106	Page 2 of 28

1	NAMES OF REPORTING PERSON Rice Energy Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER 20,300,923
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 762760106	Page 3 of 28

1	NAMES OF REPORTING PERSON Rice Energy Irrevocable Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,800,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%***
14	TYPE OF REPORTING PERSON OO (Trust)

*	Kathleen L. Peto and Jay D. Rosenbaum are trustees of Rice Energy Irrevocable Trust.
**	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
***	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 4 of 28

1	NAMES OF REPORTING PERSON Kathleen L. Peto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,800,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%***
14	TYPE OF REPORTING PERSON IN

*	All of these shares of Common Stock (as defined below) of the Issuer are held by Rice Energy Irrevocable Trust, of which Ms. Peto is a trustee. As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	Does not include the 2,556,844 shares of Common Stock (as defined below) of the Issuer owned by the spouse of Ms. Peto, Daniel J. Rice III. Ms. Peto disclaims beneficial ownership of the shares held by Daniel J. Rice III.
***	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 5 of 28

1	NAMES OF REPORTING PERSON Jay D. Rosenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON IN

*	All of these shares of Common Stock (as defined below) are held by Rice Energy Irrevocable Trust, of which Mr. Rosenbaum is a trustee. As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 6 of 28

1	NAMES OF REPORTING PERSON NGP Rice Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 7 of 28

1	NAMES OF REPORTING PERSON NGP Natural Resources X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 8 of 28

1	NAMES OF REPORTING PERSON NGP X Parallel Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 9 of 28

1	NAMES OF REPORTING PERSON G.F.W. Energy X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 10 of 28

1	NAMES OF REPORTING PERSON GFW X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 11 of 28

1	NAMES OF REPORTING PERSON Natural Gas Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 12 of 28

1	NAMES OF REPORTING PERSON NGP IX Offshore Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 13 of 28

1	NAMES OF REPORTING PERSON G.F.W. Energy IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 14 of 28

1	NAMES OF REPORTING PERSON G.F.W. IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

CUSIP No. 762760106	Page 15 of 28

1	NAMES OF REPORTING PERSON NGP Energy Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 58,706,314 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,337,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,706,314 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.1%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person and by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 136,304,292 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC by certain of the Reporting Persons (as defined below) and others on February 10, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by certain of the Reporting Persons and others on August 21, 2014, by Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons and others on November 26, 2014, by Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons and others on January 14, 2015 and by Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Persons and others on May 22, 2015 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Rice Energy Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer

This Amendment No. 5 relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.

Item 2.	Identity and Background

The information set forth in or incorporated by reference in Item 4 and Schedule I of this Amendment No. 5 is incorporated by reference in its entirety into this Item 2. Rice Holdings, Rice Energy Irrevocable Trust, Kathleen L. Peto, Jay D. Rosenbaum, NGP Holdings, Natural Gas IX, NGP IX, GFW Energy IX, GFW IX, NGP X, GFW Energy X, GFW X and NGP ECM are collectively referred to as the “Reporting Persons.”

This Item 2 shall be deemed to amend and restate Item 2 in its entirety:

(a),(f)	This Amendment No. 5 is being filed jointly by each of the following persons:

(i)	Rice Energy Holdings LLC, a Delaware limited liability company (“Rice Holdings”);

(ii)	Rice Energy Irrevocable Trust, a Massachusetts trust (“Rice Energy Irrevocable Trust”);

(iii)	Kathleen L. Peto, a trustee of Rice Energy Irrevocable Trust;

(iv)	Jay D. Rosenbaum, a trustee of Rice Energy Irrevocable Trust;

(v)	NGP Rice Holdings LLC, a Delaware limited liability company (“NGP Holdings”);

(vi)	Natural Gas Partners IX, L.P., a Delaware limited partnership (“Natural Gas IX”);

(vii)	NGP IX Offshore Holdings, L.P., a Delaware limited partnership (“NGP IX Offshore,” and together with Natural Gas IX, “NGP IX”);

(viii)	G.F.W. Energy IX, L.P., a Delaware limited partnership (“GFW Energy IX”);

(ix)	GFW IX, L.L.C., a Delaware limited liability company (“GFW IX”);

(x)	NGP Natural Resources X, L.P., a Delaware limited partnership (“NGP Natural X”);

(xi)	NGP X Parallel Holdings, L.P., a Delaware limited partnership (“NGP Parallel,” and together with NGP Natural X, “NGP X”);

(xii)	G.F.W. Energy X, L.P., a Delaware limited partnership (“GFW Energy X”),

(xiii)	GFW X, L.L.C., a Delaware limited liability company (“GFW X”); and

(xiv)	NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM”).

Rice Holdings, Rice Energy Irrevocable Trust, Kathleen L. Peto, Jay D. Rosenbaum, NGP Holdings, Natural Gas IX, NGP IX, GFW Energy IX, GFW IX, NGP X, GFW Energy X, GFW X and NGP ECM are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 14, 2015, a copy of which is attached hereto as Exhibit 5.

(b) The address of the principal office of Rice Holdings is 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317. The address of the principal office of Rice Energy Irrevocable Trust and Jay D. Rosenbaum is c/o Nixon Peabody LLP, 100 Summer Street, Boston, Massachusetts 02110. The address of Kathleen L. Peto is 340 Brook Road, Milton, Massachusetts 02186. The address of the principal office of NGP Holdings, Natural Gas IX, NGP IX, GFW Energy IX, GFW IX, NGP X, GFW Energy X, GFW X and NGP ECM is 5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.

(c) The name, residence or business address, present principal occupation or employment and citizenship of each director, executive officer, trustees, general partners, managing members and control persons, as applicable, of each of the Reporting Persons are listed on Schedule I hereto.

(i)	Rice Holdings’ principal business is to hold shares of Common Stock;

(ii)	Rice Energy Irrevocable Trust’s principal business is as a trust for the benefit of the children and descendants of Daniel J. Rice III, a member of the Issuer’s board of directors, and Kathleen L. Peto, a trustee of the trust;

(iii)	NGP Holdings’ principal business is to hold shares of Common Stock;

(iv)	Natural Gas IX is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(v)	NGP IX Offshore is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(vi)	GFW Energy IX’s principal business is to hold general partner interests in NGP IX;

(vii)	GFW IX’s principal business is to hold general partner interests in GFW Energy IX;

(viii)	NGP Natural X is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(ix)	NGP Parallel is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(x)	GFW Energy X’s principal business is to hold general partner interests in NGP X;

(xi)	GFW X’s principal business is to hold general partner interests in GFW Energy X; and

(xii)	NGP ECM’s principal business is to manage various private investment funds, including NGP IX and NGP X.

(d) During the last five years, none of the Reporting Persons or the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the persons named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

This Item 4 shall be deemed to amend and restate Item 4 in its entirety:

The information set forth in or incorporated by reference in Item 2, Item 5 and Schedule I of this Amendment No. 5 is incorporated by reference in its entirety into this Item 4.

In connection with the consummation of the Issuer’s initial public offering on January 29, 2014, Rice Holdings and NGP Holdings entered into a stockholders’ agreement (as amended on August 8, 2014, the “Stockholders’ Agreement”) with the Issuer, Rice Energy Family Holdings, LP (“Rice Partners”) and Alpha Natural Resources, Inc. (“Alpha”). Pursuant to the Stockholders’ Agreement, each of Rice Holdings, NGP Holdings and Alpha had the right to designate a certain number of nominees to the Issuer’s Board of Directors, subject to the limitations and conditions set forth therein, including the ownership of a specified percentage of the outstanding shares of Common Stock. As of the date of this filing, only Rice Holdings and NGP Holdings have the right to designate a certain number of nominees to the Issuer’s Board of Directors. The Stockholders’ Agreement also requires the stockholders party thereto to take all necessary actions, including voting their shares of Common Stock, to cause the election of the nominees designated by Rice Holdings and NGP Holdings. As a result, the parties thereto may be deemed to be members of a group for the purposes of Section 13(d)(3) of the Exchange Act and the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by each Reporting Person and may be deemed to beneficially own the 4,267,666 shares of Common Stock of the Issuer beneficially owned by Foundation PA Coal Company, LLC, an indirect wholly owned subsidiary of Alpha (the “Other Reporting Person”), as reported on a Schedule 13D filed by the Other Reporting Person with the SEC on February 10, 2014, as amended by Amendment No. 1 to the Schedule 13D filed by the Other Reporting Person with the SEC on August 21, 2014, as further amended by Amendment No. 2 to the Schedule 13D filed by the Other Reporting Person with the SEC on November 26, 2014, as further amended by Amendment No. 3 to the Schedule 13D filed by the Other Reporting Person with the SEC on January 14, 2015, as further amended by Amendment No. 4 to the Schedule 13D filed by the Other Reporting Person with the SEC on May 22, 2015 and as further amended by Amendment No. 5 to the Schedule 13D filed by the Other Reporting Person with the SEC on June 18, 2015 (as amended, the “Other Reporting Person’s Amended Schedule 13D”). On November 6, 2014, the Board of Directors of the Issuer accepted the resignations, effective immediately, of Alpha’s designated director, Kevin S, Crutchfield, and one of NGP Holdings’ designated directors, Chris G. Carter.

On November 17, 2014, Rice Partners made a pro rata liquidating distribution pursuant to its Agreement of Limited Partnership dated as of February 9, 2007. Prior to the dissolution of Rice Partners, (i) Rice Energy Management LLC (“Rice Management”) was the general partner of Rice Partners, and owned a 1.0% general partnership interest in Rice Partners and (ii) Rice Energy Irrevocable Trust owned a 99.0% limited partnership interest in Rice Partners. Following the dissolution and liquidation of Rice Partners, on November 18, 2014, Rice Management made a pro rata liquidating distribution pursuant to its Limited Liability Company Agreement dated as of February 8, 2007 to its sole member, Daniel J. Rice III. As a result of the pro rata liquidating distributions by Rice Partners and Rice Management, the 20,000,000 shares of Common Stock of the Issuer beneficially owned by Rice Partners was distributed to Rice Energy Irrevocable Trust and Daniel J. Rice III in the amounts of 19,800,000 shares and 200,000 shares, respectively. The shares of Common Stock of the Issuer held by Rice Energy Irrevocable Trust are for the benefit of the children of Daniel J. Rice III and his descendants. Daniel J. Rice III is the spouse of Kathleen L. Peto who is a trustee of Rice Energy Irrevocable Trust. Daniel J. Rice III has beneficial ownership of 2,556,844 shares of Common Stock of the Issuer. Kathleen L. Peto disclaims beneficial ownership of the shares held by Daniel J. Rice III.

On November 17, 2014, Rice Partners and Rice Energy Irrevocable Trust entered into an Agreement of Assignment and Assumption, pursuant to which Rice Partners assigned to Rice Energy Irrevocable Trust all of its rights, and Rice Energy Irrevocable assumed all of the obligations of Rice Partners, under the Stockholders’ Agreement.

On May 12, 2015, NGP Holdings, as selling stockholder, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) attached hereto as Exhibit 7 with Goldman, Sachs & Co. and Citigroup Global Marketing Inc. (the “Underwriters”), providing for the offer and sale of 6,000,000 shares of Common Stock by NGP Holdings (the “Offering”), and purchase by the Underwriters of the shares of Common Stock at a price of $23.99 per share of Common Stock. The Offering closed on May 15, 2015. NGP Holdings acquired the Common Stock sold pursuant to the Underwriting Agreement solely for investment purposes.

Pursuant to the Underwriting Agreement, NGP Holdings and Rice Holdings have each entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which it has agreed with the Underwriters not to offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock during the period from May 12, 2014 continuing through the date 60 days thereafter, except with the prior written consent of the Underwriters.

The foregoing descriptions of the Underwriting Agreement and the Lock-Up Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit 7 hereto, and the Lock-Up Agreement, which is included as Exhibit A to the Underwriting Agreement, and are incorporated herein by reference.

Except as set forth above or incorporated in this Item 4, the Reporting Persons and persons named in Schedule I have no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (i) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 in its entirety:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 5 and the information set forth or incorporated by reference in Items 2, 3, 4, 6 and Schedule I are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 136,304,292 shares of Common Stock of the Issuer, based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2015 with the SEC.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 58,706,314 shares of Common Stock of the Issuer, which constitute approximately 43.1% of the outstanding Common Stock of the Issuer.

Except as set forth or incorporated by reference in this Item 5 or Schedule I, none of the persons named in Item 2 or Schedule I beneficially owns shares of Common Stock of the Issuer.

(c) As reported on the Other Reporting Person’s Amended Schedule 13D, during the past 60 days, the Other Reporting Person sold 1,772,200 shares of Common Stock of the Issuer for an average price of $22.73 through open market transactions in accordance with Rule 144. As reported on the Other Reporting Person’s Amended Schedule 13D, the Other Reporting Person owns 4,267,666 shares of Common Stock of the Issuer.

Except as set forth or incorporated by reference in this Item 5, none of the Reporting Persons or the persons named in Schedule I has effected any transaction in shares of the Issuer’s Common Stock during the past 60 days. Except as set forth or incorporated by reference in this Item 5, the Other Reporting Person, to the Reporting Persons’ knowledge based on the Other Reporting Person’s Amended Schedule 13D, as amended, has not effected any transaction in shares of the Issuer’s Common Stock during the past 60 days.

(d) To the Reporting Persons’ knowledge, no person other than the Reporting Persons, the Other Reporting Person or the persons named in Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities beneficially owned by such persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is hereby incorporated herein by reference.

Rice Energy Irrevocable Trust holds 8,000,000 shares of Common Stock of the Issuer in a brokerage account with UBS Financial Services Inc. (“UBS”). Pursuant to UBS’s standard client account agreement, UBS holds a lien on all assets in the account (including such shares of Common Stock of the Issuer) as security for amounts borrowed from time to time on margin, subject to applicable federal margin regulations, stock exchange regulations and UBS credit policies.

On December 15, 2014, Rice Energy Irrevocable Trust entered into a line of credit agreement with Morgan Stanley Private Bank, National Association (“Morgan Stanley”), for up to $50,000,000 (the “Line of Credit Agreement”), and a Financial Assets Security Agreement (the “Security Agreement”), pursuant to which Rice Energy Irrevocable Trust has pledged 6,750,000 shares of Common Stock of the Issuer as security for the obligations of Rice Energy Irrevocable Trust to Morgan Stanley under the Line of Credit Agreement.

In addition to the shares of Common Stock of the Issuer held by Rice Energy Irrevocable Trust in its UBS margin account described above, shares of Common Stock of the Issuer owned by any Reporting Persons may be held in margin accounts, subject to applicable federal margin regulations, stock exchange regulations and the various brokerage firms’ credit policies.

Item 7.	Material to Be Filed as Exhibits

1.	Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc, NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014) and the First Amendment to Stockholders’ Agreement, dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 of Rice Energy Inc.’s Quarterly Report on Form 10-Q (File No. 001-36273) filed with the SEC on August 11, 2014)

2.	Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (incorporated by reference to Exhibit 10.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on January 29, 2014)

3.	Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (incorporated by reference to Exhibit 4.2 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014)

4.	Agreement of Assignment and Assumption, dated as of November 17, 2014, by and between Rice Energy Family Holdings, LP and Rice Energy Irrevocable Trust (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed November 26, 2014 (File No. 005-87900))

5.	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13D, dated January 14, 2015 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D/A filed January 14, 2015 (File No. 005-87900))

6.	Financial Assets Security Agreement, dated as of December 15, 2014, by and between Rice Energy Irrevocable Trust and Morgan Stanley Private Bank, National Association (incorporated by reference to Exhibit 6 to the Reporting Persons’ Schedule 13D/A filed January 14, 2015 (File No. 005-87900))

7.	Underwriting Agreement, dated as of May 12, 2015, by and among Rice Energy Inc., NGP Rice Holdings LLC, Goldman, Sachs & Co. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on May 15, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2015

RICE ENERGY HOLDINGS LLC

/s/ Daniel J. Rice III
Name:	Daniel J. Rice III
Title:	Manager

RICE ENERGY IRREVOCABLE TRUST

/s/ Kathleen L. Peto
Name:	Kathleen L. Peto
Title:	Trustee

/s/ Jay D. Rosenbaum
Name:	Jay D. Rosenbaum
Title:	Trustee

KATHLEEN L. PETO

/s/ Kathleen L. Peto
Name:	Kathleen L. Peto

JAY D. ROSENBAUM

/s/ Jay D. Rosenbaum
Name:	Jay D. Rosenbaum

NGP RICE HOLDINGS LLC

By:	NGP RE Holdings, L.L.C., its member

By:	NGP IX US Holdings, LP, its member

By:	NGP IX Holdings GP, LLC, its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NATURAL GAS PARTNERS IX, L.P.

By:	G.F.W. Energy IX, L.P., its general partner

By:	GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP IX OFFSHORE HOLDINGS, L.P.

By:	G.F.W. Energy IX, L.P., its general partner

By:	GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

G.F.W. ENERGY IX, L.P.

By:	GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

GFW IX, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP X PARALLEL HOLDINGS, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

GFW X, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.LC.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Chief Operating Officer

SCHEDULE I

This Schedule I shall be deemed to amend and restate Schedule I in its entirety:

The name, business address and shares of Common Stock of the Issuer beneficially owned of each of the executive officers and directors of Rice Energy Holdings LLC, Rice Energy Irrevocable Trust, NGP Rice Holdings LLC, Natural Gas Partners IX, L.P., NGP IX Offshore Holdings, L.P., G.F.W. Energy IX, L.P., GFW IX, L.L.C., NGP Natural Resources X, L.P., NGP X Parallel Holdings, L.P., G.F.W. Energy X, L.P., GFW X, L.L.C. and NGP Energy Capital Management, L.L.C. are set forth below. The present principal occupation or employment of each of the executive officer and directors of Rice Energy Holdings LLC, Rice Energy Irrevocable Trust, NGP Rice Holdings LLC, Natural Gas Partners IX, L.P., NGP IX Offshore Holdings, L.P., G.F.W. Energy IX, L.P., GFW IX, L.L.C., NGP Natural Resources X, L.P., NGP X Parallel Holdings, L.P., G.F.W. Energy X, L.P., GFW X, L.L.C. and NGP Energy Capital Management, L.L.C. are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, Rice Holdings or NGP Holdings).

Rice Energy Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Daniel J. Rice IV	Manager, Chief Executive Officer	(1)	United States	35,538
Toby Z. Rice	Manager, President and Chief Operating Officer	(1)	United States	31,115
Derek A. Rice	Vice President of Exploration & Geology	(1)	United States	35,538
Grayson T. Lisenby	Vice President and Chief Financial Officer	(1)	United States	40,687
James W. Rogers	Vice President, Chief Accounting & Administrative Officer, Treasurer	(1)	United States	32,300
William E. Jordan	Vice President, General Counsel and Corporate Secretary	(1)	United States	46,114
Daniel J. Rice III	Manager	(1)	United States	2,556,844	*

*	Does not include 19,800,000 shares of Common Stock of the Issuer beneficially owned by Mr. Rice’s spouse, Kathleen L. Peto, as trustee for Rice Energy Irrevocable Trust. Mr. Rice disclaims beneficial ownership of such shares.

NGP Rice Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Scott Gieselman	Manager	(2)	United States	40,000
Chris Carter	Manager	(2)	United States	—
Cameron Dunn	Manager	(2)	United States	—

Natural Gas Partners IX, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

NGP IX Offshore Holdings, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

G.F.W. Energy IX, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

GFW IX, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

NGP Natural Resources X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

NGP X Parallel Holdings, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

G.F.W. Energy X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

GFW X, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
N/A

NGP Energy Capital Management, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Kenneth A. Hersh	Chief Executive Officer	(2)	United States	—
Tony R. Weber	Chief Operating Officer	(2)	United States	—
Jill W. Lampert	Chief Financial & Administrative Officer	(2)	United States	—

(1)	400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.
(2)	5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.

The name, principal occupation or employment, and business address of each of the trustees of Rice Energy Irrevocable Trust are set forth below.

RICE ENERGY IRREVOCABLE TRUST

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Kathleen L. Peto	Retired (Financial Services Industry)	340 Brook Road, Milton, MA 02186	United States
Jay D. Rosenbaum	Partner, Nixon Peabody LLP	c/o Nixon Peabody LLP, 100 Summer Street, Boston, MA 02110	United States

Index to Exhibits

1. Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc, NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014) and the First Amendment to Stockholders’ Agreement, dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 of Rice Energy Inc.’s Quarterly Report on Form 10-Q (File No. 001-36273) filed with the SEC on August 11, 2014)

2. Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (incorporated by reference to Exhibit 10.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on January 29, 2014)

3. Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (incorporated by reference to Exhibit 4.2 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014)

4. Agreement of Assignment and Assumption, dated as of November 17, 2014, by and between Rice Energy Family Holdings, LP and Rice Energy Irrevocable Trust (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed November 26, 2014 (File No. 005-87900))

5. Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13D, dated January 14, 2015 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D/A filed January 14, 2015 (File No. 005-87900))

6. Financial Assets Security Agreement, dated as of December 15, 2014, by and between Rice Energy Irrevocable Trust and Morgan Stanley Private Bank, National Association (incorporated by reference to Exhibit 6 to the Reporting Persons’ Schedule 13D/A filed January 14, 2015 (File No. 005-87900))

7. Underwriting Agreement, dated as of May 12, 2015, by and among Rice Energy Inc., NGP Rice Holdings LLC, Goldman, Sachs & Co. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on May 15, 2015)